PLAN OF DISTRIBUTION

of

AMERICAN FUNDS TARGET DATE RETIREMENT SERIES

relating to its

CLASS T SHARES

WHEREAS, American Funds Target Date Retirement Series (the “Series”) is a Delaware statutory trust which consists of funds set forth on Exhibit A (each a “Fund” and collectively the “Funds”) and may offer additional series of funds in the future;

WHEREAS, each Fund offers shares of beneficial interest;

WHEREAS, American Funds Distributors, Inc. (“AFD”) or any successor entity designated by the Series (AFD and any such successor collectively are referred to as “Distributor”) will serve as distributor of the shares of beneficial interest of the Funds, and the Series and Distributor are parties to a principal underwriting agreement (the “Agreement”);

WHEREAS, the purpose of this Plan of Distribution (the “Plan”) is to authorize the Series to bear expenses of distribution and servicing of its Class T shares; and

WHEREAS, the Board of Trustees of the Series has determined that there is a reasonable likelihood that this Plan will benefit the Series and its shareholders;

NOW, THEREFORE, the Series adopts this Plan as follows:

1. Payments to Distributor. The Series may expend pursuant to this Plan and as set forth below an aggregate amount not to exceed 0.50% per annum of the average daily net assets of each Fund’s Class T shares.

The categories of expenses permitted under this Plan include service fees (“Service Fees”) and distribution fees (“Distribution Fees”), each in an amount not to exceed 0.25% per annum of the average daily net assets of each Fund’s Class T shares. Expenditures characterized as Distribution Fees may, nonetheless, be used to provide shareholder services. The actual amounts paid shall be determined by the Board of Trustees. The Service Fee compensates the Distributor for service-related expenses, including paying Service Fees to others in respect of Class T shares of each Fund. The Distribution Fee compensates the Distributor for providing distribution services in respect of Class T shares of each Fund. Notwithstanding the foregoing, the Distributor will receive such fees only with respect to accounts to which a broker-

dealer (or other intermediary) other than the Distributor has been assigned at anytime during the payment period.

2. Approval by the Board. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Series and (ii) those Trustees of the Series who are not “interested persons” of the Series (as defined in the Investment Company Act of 1940) and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Plan and/or such agreement.

3. Review of Expenditures. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Series pursuant to this Plan or any related agreement, and the Board shall review, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

4. Effective Date and Termination of Plan. This Plan shall become effective on April 7, 2017 and may be terminated as to each Fund’s Class T shares at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Class T shares of each Fund. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until January 31, 2018. It may thereafter be continued from year to year in the manner provided for in paragraph 2 hereof. The effective and termination dates of this Plan with respect to the Funds are set forth on Exhibit A.

5. Requirements of Agreement. Any agreement related to this Plan shall be in writing, and shall provide:

a.	that such agreement may be terminated as to the Series at any time, without payment of any penalty by the vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding Class T shares of each Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

6. Amendment. This Plan may not be amended to increase materially the maximum amount of fees or other distribution expenses provided for in paragraph 1 hereof with respect to the Class T shares of each Fund unless such amendment is approved by vote of a majority of the outstanding voting securities of the Class T shares of each Fund and as provided in paragraph 2 hereof, and no other material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 2 hereof.

7. Nomination of Trustees. While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees of the Series.

8. Issuance of Additional Series of Funds. This Plan shall apply to any additional funds added to the Series that offer Class T shares unless the Series’ Independent Trustees otherwise provide.

9. Record Retention. The Series shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 3 hereof for not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Series has caused this Plan to be executed by its officers thereunto duly authorized, as of March 17, 2017.

AMERICAN FUNDS TARGET DATE
RETIREMENT SERIES

By/s/ Michael J. Downer
Michael J. Downer
President and
Principal Executive Officer

By/s/ Steven I. Koszalka
Steven I. Koszalka
Secretary

EXHIBIT A

to the

American Funds Target Date Retirement Series

Plan of Distribution of Class T Shares

Fund	Effective Date	Termination Date
American Funds 2060 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2055 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2050 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2045 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2040 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2035 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2030 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2025 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2020 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2015 Target Date Retirement Fund	4/1/17	1/31/18
American Funds 2010 Target Date Retirement Fund	4/1/17	1/31/18